Investment Crowdfunding Use of Funds Pure-Light Technology 2020/2021 $50,000 Raise

Increase Light Bulb Inventory	$10,000
Sales & Marketing	$40,000
Total	$50,000

Investment Crowdfunding Use of Funds Pure-Light Technology 2020/2021 $250,000 Raise

Increase Light Bulb Inventory to 50,000 Light Bulb	$60,000
Increase Manufacturing/Production Capability	$60,000
Sales & Marketing	$90,000
3 Additional Patents ($10,000 per patent)	$30,000
General Funds (Additional Administrative Staff)	$10,000
Total	$250,000